Note 6 - Results of Shareholder Meetings

A Special Meeting of Shareholders of the Validea Market Legends ETF and certain other series of the Trust was held on March 26, 2015at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of each series of the Trust at the close of business on December 29, 2015. At the Special Meeting, shareholders were asked to approve the following proposals, and the tabulation of the shareholder votes rendered the following results:

Proposal

Proposal
To elect Michael A. Castino to serve as Trustee until his
successor is elected and qualified

Votes For    Votes Against      Abstained
194,843            0      0